                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                  FORM 11-K


X      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934
       For the fiscal year ended: December 31, 1999

                                      OR

       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
       For the transition period from     to     .

       Commission file number: 1-9813




                GENENTECH, INC. TAX REDUCTION INVESTMENT PLAN
                          (Full title of the Plan)


                              GENENTECH, INC.
         (Name of issuer of the securities held pursuant to the Plan)

              1 DNA Way, South San Francisco, California  94080
            (Address of principal executive offices and zip code)

                   Genentech, Inc. Tax Reduction Investment Plan
                           Index to Financial Statements


                   Item                                              Page No.
----------------------------------------------------------------     --------

Statements of Net Assets Available for Benefits at
  December 31, 1999 and 1998                                             3

Statement of Changes in Net Assets Available for
  Benefits for Year Ended December 31, 1999                              4

Notes to Financial Statements                                         5-10

Report of Ernst & Young LLP, Independent Auditors                       11

Signatures                                                              12

Supplemental Schedule for the Year Ended December 31, 1999:
  Schedule H, Line 4i  -  Schedule of Assets Held for Investment
                          Purposes at End of Year                       13



In this report, "Genentech," "we," "us" and "our" refer to Genentech, Inc. "Common Stock" refers to Genentech's Common Stock, par value $0.02 per share and "Special Common Stock" refers to Genentech's callable putable common stock, par value $0.02 per share. All numbers related to the number of shares, price per share and per share amounts of Common and Special Common Stock give effect to the two-for-one split of our Common Stock in November 1999.

                Genentech, Inc. Tax Reduction Investment Plan
               Statements of Net Assets Available for Benefits


                                                         December 31,
                                                     1999            1998
                                                 ------------    ------------
ASSETS:
Investments, at fair value                       $310,035,087    $237,433,533
Contribution receivable from Genentech, Inc.        8,639,467       7,345,716
                                                 ------------    ------------
Net assets available for benefits                $318,674,554    $244,779,249
                                                 ============    ============


See accompanying notes.

                 Genentech, Inc. Tax Reduction Investment Plan
            Statement of Changes in Net Assets Available for Benefits


                                                        Year Ended
                                                    December 31, 1999
                                                    -----------------

Investment income:
  Interest and dividends                                $ 20,711,134
  Realized/unrealized gain, net                           40,643,358
                                                        ------------
    Total investment income                               61,354,492

Contributions:
  Basic                                                   19,910,219
  Rollover                                                 2,967,118
  Employer match                                           8,639,467
                                                        ------------
    Total contributions                                   31,516,804

Distributions                                            (18,939,204)
Administrative fees                                          (36,787)
                                                        ------------

Net change during the year                                73,895,305
Net assets available for benefits:
    Beginning of year                                    244,779,249
                                                        ------------
    End of year                                         $318,674,554
                                                        ============



                           See accompanying notes.

                 Genentech, Inc. Tax Reduction Investment Plan
                        Notes to Financial Statements


(1)   Description of the Plan

General

    The following description of the Genentech, Inc. Tax Reduction Investment Plan, or the Plan, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    The Plan is a defined contribution plan and was established, effective January 1, 1985, by Genentech, Inc. for the benefit of its eligible employees in order to provide them with a means of supplementing their retirement income on a tax-favored basis, an incentive to continue and increase their efforts to contribute to our success and an opportunity to acquire an equity interest in Genentech. The Plan accomplishes this through a savings program that is based on systematic salary reductions. The employee's salary is reduced by the amount elected to be saved on a pre-tax basis, or salary deferral contributions, and is then invested by the Plan based on the employee's investment elections. An individual employee's account is credited with earnings or losses on a pro rata basis as the actual investment funds report their earnings performance.

     Individuals eligible to participate under the Plan must be employees of Genentech or employees of an affiliate of Genentech that adopts the Plan with the approval of the Board of Directors. However, the following employees or classes of employees are not eligible to participate: (i) any employee who is classified as temporary by Genentech, unless such employee has completed at least 1,000 hours of service in a 12-month period beginning on his or her hire date or any anniversary thereof; (ii) any part-time employee normally scheduled to work less than 20 hours per week, unless such employee has completed at least 1,000 hours of service in a 12-month period beginning on his or her hire date or any anniversary thereof; (iii) any employee who is a member of a collective bargaining unit and who is covered by a collective bargaining agreement where retirement benefits were the subject of good faith bargaining; (iv) any individual employed by any corporation or other business entity that is merged or liquidated into Genentech, unless Genentech designates such employees as eligible employees; (v) any employee paid from a non-U.S. payroll; or (vi) any employee classified or treated as an independent contractor, consultant, leased employee (as defined under the Internal Revenue Code of 1986, as amended (the Code)), or an employee of an employment agency or other entity, even if subsequently determined to have been a common-law employee of Genentech.

On May 21, 1997, the Plan employee eligibility provisions were amended (retroactively effective to January 1, 1985) to clarify that independent contractors, consultants, leased employees (as defined in the Code), and employees of employment agencies or other entities are not eligible to participate in the Plan, even if subsequently determined to have been common-law employees of Genentech. On December 31, 1997, the Plan was amended (retroactively effective to January 1, 1985) to clarify the manner in which a participant's Plan account is treated if and when we receive notice that a domestic relations order is being sought specifying such account as a source of payment.

Contributions

     We match a portion of employee contributions, up to a maximum of 4% of a participant's eligible compensation, or the Match. The Match is effective

December 31st of each year, or the Effective Date, and contributions under the Match are fully vested at that time. The Match is funded in the first quarter of the subsequent year. We contributed approximately $8.6 million for 1999 and $7.4 million for 1998 to the Plan in accordance with the terms of the Plan.

Salary deferral contributions, or basic contributions, are accrued and vested when deducted from employee pay; the Match is accrued and fully (100%) vested on the Effective Date; and qualified rollover contributions are recorded and vested when received by the Plan Trustee. All contributions are invested pursuant to participants' directions to the Plan Trustee after receipt of contributions by the Plan Trustee. Participants may change the amount of contributions (as a percentage reduction of pre-tax eligible compensation) at any time by contacting the Plan Trustee. Transfers between funds and changes in investment allocations can be made at any time, up to ten times per year, effective upon direction by the participant to the Plan Trustee.

Subject to limitations of the Code, each participant in the Plan could elect to defer up to the lower of $10,000 or 15% in 1999 and 1998 of his or her eligible compensation. For the plan years 1999 and 1998, each participant was required to direct the investment of his or her contributions to any available investment funds of the Plan (or any combination thereof). A more detailed description of these investment funds is provided in the Plan document.

Investment Options

     Effective as of May 8, 1996, we changed the mechanics of the Genentech Common Stock Fund, or the Stock Fund, to a unitized fund that assigns units to participants rather than shares of our stock. These units represented a proportionate interest in all of the assets of the Stock Fund, which included shares of our then outstanding Special Common Stock and a small percentage (approximately 2%, although the percentage may vary over time) in short-term investments. A net asset value per unit was determined daily for each unit outstanding in the Stock Fund. The return earned by the Stock Fund represented a combination of the dividends paid on the shares of our Special Common Stock (our Special Common Stock did not pay any dividend) held by the Stock Fund, gains or losses realized on sales of our Special Common Stock, appreciation or depreciation in the market price of those shares owned, and interest on the short-term investments held by the Stock Fund. At June 30, 1999, this fund was liquidated as a result of the redemption of our Special Common Stock as discussed below.

Effective at the close of business on December 31, 1998, six investment funds were frozen. Participants are no longer able to direct contributions, exchange or make investments into any of the Frozen Funds; exchanges out of a Frozen Fund are permitted. The six Frozen Funds are as follows:

Fidelity Asset Manager
Fidelity Asset Manager: Growth
Fidelity Asset Manager: Income
Fidelity Balanced Fund
Fidelity Intermediate Bond Fund
Fidelity Overseas Fund

In addition, on June 30, 1999, we redeemed all of our outstanding Special Common Stock at a price of $41.25 per share. As a result of the redemption, our Stock Fund ceased to exist. The proceeds from the redemption were deposited into the Retirement Money Market Fund when they were received by the Plan Trustee on July 6, 1999. Participants may instruct the Plan Trustee to redirect the proceeds from the redemption to another investment fund after July 6, 1999. Participants may also instruct the Plan Trustee after July 6, 1999 to change future contributions directed to the Retirement Money Market Fund to any of the other investment funds available in the Plan.

Participant Accounts

     Each participant's account is credited with the participant's contribution, the Match and Plan earnings. The Plan trustee is Fidelity Management Trust Company, or the Plan Trustee. All amounts contributed to the Plan are deposited in a trust account with the Plan Trustee. The Plan Trustee's fees and expenses are paid by us and are not charged to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

As of November 15, 1999, accounts of terminated employees who continue to hold an account under the Plan as non-employee participants are no longer charged an annual fee of $50.00. The Plan Trustee has blanket bond insurance covering the full market value of the securities and investments of which it has custody.

Vesting

     Participants are vested immediately in their contributions plus actual earnings thereon. The Match is accrued and fully vested on the Effective Date and qualified rollover contributions are recorded and vested when received by the Plan Trustee.

Participant Loans

     Loans are made to Plan participants at fixed interest rates (presently 2% above the then-current bank prime interest rate), subject to certain restrictions, principally related to a participant's account balance, permissible loan amount, and repayment through payroll withholding. Loans are repaid through monthly payroll deductions over three or five years, or fifteen years if the purpose of the loan is to purchase a participant's principal residence.

Conditions of Withdrawal

     Distributions under the Plan are made upon a participant's death, disability, retirement or other termination of employment with us, attainment of age 70-1/2 (applicable only to participants who own 5% or more of the Company's stock), or authorized exercise of his or her withdrawal rights under the Plan. Upon termination, a participant must consent to a distribution unless the balance credited to his or her account under the Plan does not exceed and has not exceeded $5,000. Distributions are made upon receipt of the participant's or beneficiary's election directing the method of distribution.

Anytime prior to termination of employment with us, the Plan administration committee may grant a participant's request for a withdrawal from the participant's account if the Plan administration committee makes a determination that such withdrawal is necessary in light of the immediate and heavy financial needs of the participant and is in accordance with the requirements of the Code and regulations promulgated thereunder. In addition, a Plan participant may withdraw up to the entire balance of his or her Plan account if over age 59-1/2 at the time of withdrawal.

Plan Termination

     Our Board of Directors has the right under the Plan to alter, amend or terminate the Plan, or any part thereof, in such a manner as it may determine. If the Plan is terminated, the interests of all Plan members would remain fully (100%) vested and nonforfeitable. The balances credited to their accounts would remain with the Plan trustee until they become distributable in accordance with the Plan.

(2)   Summary of Significant Accounting Policies:

Basis of Accounting

     The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

     Investments are stated at fair market value at year end. Fidelity Magellan Fund, Fidelity Growth Company Fund, Fidelity Growth & Income Portfolio, Fidelity Intermediate Bond Fund, Fidelity Overseas Fund, Fidelity Balanced Fund, Fidelity Asset Manager Fund, Fidelity Asset Manager: Growth Fund, Fidelity Asset Manager: Income Fund, Fidelity Spartan U.S. Equity Index Portfolio, PIMCO Total Return Fund, MAS High Yield Portfolio, INVESCO Total Return Fund, Neuberger & Berman Genesis Trust and Janus Worldwide Fund securities are valued at the last quoted price on the last business day of the year, which for the mutual funds represents the net asset values of shares held by the Plan at year end. The Fidelity Retirement Money Market Portfolio is valued on the basis of historical cost plus accrued interest that approximates fair value. Participant loans are valued at their outstanding balance, which approximates fair value. See Note (1) for a description of the investment valuation of the Genentech Common Stock Fund.

     All security transactions are recorded on the trade date. Gains and losses on the disposals of investments are determined based on the average cost of all securities. Dividend income is recorded on the effective date of a declared dividend. Income from other investments is recorded as earned on an accrual basis.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

     Certain amounts in 1998 financial statements have been reclassified to conform to the 1999 presentation.


(3)   Investments

     The Plan Trustee holds the Plan's investments and executes all investment transactions. During 1999, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                            Net Realized and Unrealized
                                          Appreciation (Depreciation) in
                                             Fair Value of Investments
                                          ------------------------------
          Common stock                             $   501,629
          Mutual funds                              40,141,729
                                                   -----------
                                                   $40,643,358
                                                   ===========

     The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

                                                     December 31,
                                                  1999          1998
                                               ----------    ----------
Genentech Common Stock                                  -    12,555,384
Fidelity Magellan Fund                         77,834,461    58,505,405
Fidelity Growth Company Fund                   59,767,969    28,059,164
Fidelity Growth and Income Portfolio           57,530,416    55,766,205
Fidelity Balanced Fund                         18,643,174    19,871,145
Fidelity Retirement Money Market Portfolio     27,337,812    13,989,413
Spartan U.S. Equity Index Portfolio            27,629,622    21,449,600


(4)   Income Tax Status

     The Internal Revenue Service, or the IRS, has determined and informed us by letter dated September 25, 1995, that the December 21, 1984 Plan, as amended and restated, qualified in form under Section 401(a) of the Code and the underlying trust is, therefore, exempt from federal income taxes under
Section 501(a) of the Code.

     Effective as of May 8, 1996, the Plan was again amended and restated.
In May 1997 and December 1997, the amended and restated Plan was amended (retroactively effective to January 1, 1985). The changes made in the May 8, 1996 amendment and restatement, the May 1997 amendment and the December 1997 amendment were technical in nature, and in our and our legal counsel's opinion, did not require another determination from the IRS concerning the Plan's tax exempt status.

     We believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.


(5)   Related Party Transactions

     Transactions in shares of Genentech Special Common Stock qualify as party-in-interest transactions under the provisions of ERISA. During 1999, the Plan made purchases and sales of Genentech Special Common Stock of approximately $9.2 million and $17.0 million, respectively.


(6)   Subsequent Event

     Effective February 1, 2000, the Genentech Common Stock Fund was made available as an investment option under the Plan. This fund will consist of shares of our Common Stock and short-term liquid investments, including Fidelity Institutional Cash Portfolios and Money Market Portfolio, as agreed to by us and the Plan Trustee, necessary to satisfy the fund's cash needs for transfers and payments. For a full description of this investment option, participants should refer to the Plan document.

     Effective April 3, 2000, the RS (Robertson Stephens) Emerging Growth Fund and the Domini Social Equity Fund were added as available investment options under the Plan. Descriptions of these investment options are as follows:

The RS Emerging Growth Fund is a growth mutual fund managed by RS Investment Management, Inc. The fund primarily invests in common stocks of emerging-growth companies. The fund invests in companies in industry segments that are experiencing rapid growth and in companies with proprietary advantages. Share price and return will vary.

The Domini Social Equity Fund is a socially screened growth and income index mutual fund advised by Domini Social Investments, LLC, and managed by Mellon Equity Associates. The fund is an index fund and holds all the stocks that make up the Domini 400 Social Index, trademark, in approximately the same proportions as they are represented in the index. The fund includes companies with positive records in community involvement, the environment, employee relations, and hiring practices. It avoids companies with significant revenues from alcohol, tobacco, gambling, nuclear power and weapons contracting. Share price and return will vary.

           Report of Ernst & Young LLP, Independent Auditors



To the Participants and Plan Administration Committee of the
Genentech, Inc. Tax Reduction Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Genentech, Inc. Tax Reduction Investment Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.





                                                       ERNST & YOUNG LLP

San Jose, California
May 25, 2000

                                  Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.




                 Genentech, Inc. Tax Reduction Investment Plan
                    by Genentech, Inc., Plan Administrator




    By:   /S/LOUIS J. LAVIGNE, JR.                       Date:  June 13, 2000
          ---------------------------------------

          Louis J. Lavigne, Jr.
          Executive Vice President and
          Chief Financial Officer
          and Plan Administration Committee
          Member for Genentech, Inc.
          Tax Reduction Investment Plan



    By:   /S/JUDITH A. HEYBOER                           Date:  June 13, 2000
          ---------------------------------------

          Judith A. Heyboer
          Senior Vice President - Human Resources
          and Plan Administration Committee
          Member for Genentech, Inc.
          Tax Reduction Investment Plan



    By:   /S/JAMES P. PANEK                              Date:  June 13, 2000
          ---------------------------------------

          James P. Panek
          Senior Vice President - Product Operations and Plan Administration Committee
          Member for Genentech, Inc.
          Tax Reduction Investment Plan

                Genentech, Inc. Tax Reduction Investment Plan

                          EIN: 94-2347624, Plan #001

    Schedule H, Line 4i - Schedule of Assets Held For Investment Purposes
                                at End of Year

                              December 31, 1999


                                                        Description of investment
  Identity of issue, borrower,                        including maturity date, rate
           lessor or                                  of interest, collateral, par,       Current
         similar party                                      or maturity value       (2)    Value
-------------------------------------------------     -----------------------------     ------------
  MUTUAL FUNDS:

* Fidelity Magellan Fund ........................                569,673 shares         $ 77,834,461

* Fidelity Growth Company Fund ..................                708,991 shares           59,767,969

* Fidelity Growth & Income Portfolio ............              1,219,899 shares           57,530,416

* Fidelity Intermediate Bond Fund ...............                299,794 shares            2,925,989

* Fidelity Overseas Fund ........................                131,332 shares            6,305,244

* Fidelity Balanced Fund ........................              1,213,748 shares           18,643,174

* Fidelity Asset Manager Fund ...................                 77,704 shares            1,428,207

* Fidelity Asset Manager: Growth Fund ...........                156,788 shares            3,084,024

* Fidelity Asset Manager: Income Fund ...........                 40,245 shares              490,179

* Fidelity Retirement Money Market Portfolio ....             27,337,812 shares           27,337,812

* Fidelity Spartan U.S. Equity Index Portfolio ..                530,421 shares           27,629,622

  PIMCO Total Return Fund .......................                237,776 shares            2,353,984

  MAS High Yield Portfolio ......................                 79,888 shares              692,631

  Neuberger & Berman Genesis Trust ..............                 68,456 shares            1,440,313

  INVESCO Total Return Fund .....................                149,481 shares            4,328,965

  Janus Worldwide Fund ..........................                185,575 shares           14,183,464

* Participant Loans .............................                    (1)                   4,058,633
                                                                                        ------------
Total Investments ...............................                                       $310,035,087
                                                                                        ============


   (1)  Maturing at various dates through 2014 at interest rates ranging from
        8.25 to 11.00%.

   (2) Cost information is not provided as all investments are participant directed.

    *   Indicates party-in-interest to the Plan.

                 Genentech, Inc. Tax Reduction Investment Plan
                    Index of Exhibits Filed with Form 11-K
                     For the Year Ended December 31, 1999



Exhibit                                                          Sequential
Number     Description                                           Page Numbers
-------   ---------------------------------------------------    ------------

   23     Consent of Ernst & Young LLP, Independent Auditors,
          filed with this document                                    23

1999 Form 11-K (Skeleton)			06/13/2000 @ 9:51 AM
- 33 -